November 17, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Adélaja Heyliger

RE:	PortalPlayer, Inc. – Registration Statement on Form S-1 (File No. 333-117900)

Dear Mr. Heyliger:

We are providing this letter in connection with the change in price range made in the preliminary prospectus relating to the above-referenced offering.

This letter will confirm that we, as representatives for the underwriters, undertake to (i) notify our internal sales force of the change and such sales force will communicate the change orally to each investor to whom we expect to confirm sales of common stock of PortalPlayer, Inc. prior to such confirmation and (ii) inform all potential members of the underwriting syndicate for the offering of the change and instruct each of them to communicate the change to each investor to whom such syndicate member expects to confirm sales of common stock prior to such confirmation.

[Signature Page Follows]

Very truly yours, CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Gerrit B. Parker
Name: Gerrit B. Parker Title: Director

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ Joseph D. Fashano
Name: Joseph D. Fashano Title: Director

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